

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

VIA U.S. MAIL

Andrea Newborn, Esq.
Senior Vice President and General Counsel
The Reader's Digest Association, Inc.
44 South Broadway
White Plains, NY 10601

> **Re:** **The Reader's Digest Association, Inc,**
> **Amendment No. 2 to the Registration Statement on Form S-4**
> **Filed January 10, 2010**
> **File No. 333-170143 & -01 to -47**

Dear Ms. Newborn:

We have reviewed your response to our letter dated December 17, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 46

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Adjustments relating to the Plan of Reorganization

Footnote (e), page 53

1. We note from your response to our prior comment 9 that the stock awards were granted to the new Board with a grant date in the second calendar quarter of 2010. Please explain to us and clarify in your disclosure why the grant of stock awards to the new Board is directly related to the Plan of Reorganization. Also, please revise footnote (e) to include the nature and amount and the significant terms of the stock awards issued to the Board in connection with the Plan of Reorganization and explain the method and significant assumptions that were used to value the awards. Your revised disclosures in footnote (e) should also explain in detail how adjustment (e) for the year ended December 31, 2009 and the nine month period ended September 30, 2010 was calculated or determined. As part of your revised disclosure, you should also indicate the amount of historical expense that was included in the Company's historical financial statements for the periods that was considered in determining pro forma adjustment (e).

Footnote (f), page 53

2. We note from your response to our prior comment 10 that in the fifth paragraph of your response, you explain why the equity-based awards included in this pro forma adjustment are directly related to the Reorganization. However, we do not believe that your revised disclosure in footnote (f) on page 53 adequately explains why the equity-based awards are directly related to the Plan of Reorganization. Please revise footnote (f) to include this information. Also, please revise footnote (f) to include the nature and amount and the significant terms of the stock based awards that were issued in connection with the Plan of Reorganization and explain in footnote (f) the method and significant assumptions that were used to value the awards. Your revised disclosures in footnote (f) should also explain in detail how adjustment (f) for the year ended December 31, 2009 and the nine month period ended September 30, 2010 was calculated or determined. As part of your revised disclosure, you should also indicate the amount of historical expense that was included in the Company's historical financial statements for the periods that was considered in determining pro forma adjustment (f).

Adjustments Relating to the Fresh Start Accounting, page 55

Adjustment (s)

3. We note from your response to our prior comment 16 that you have revised footnote (s) to include the requested information. Please revise to also disclose in footnote (s) the amount of the senior credit facility and the amount of deferred financing fees incurred related to that facility, and the term and maturity date of the Senior Secured Notes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Quantitative and Qualitative Disclosures About Market Risk, page 101

4. We note from your response to our prior comment 21 that you have revised your disclosure, however we do not believe that your disclosure includes the changes requested. Please revise your disclosure to discuss foreign currency exchange rate risk in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.

Competitive Data, page 137

5. We note your response to prior comment 26. Please advise how you use comparisons to the 25th, median, and 75th percentiles of the Towers Watson surveys in the process of setting compensation for your named executive officers. We note in this regard that we generally consider comparison of a named executive officer's base salary, total cash compensation, and total direct compensation to a percentile of reference companies to be

indicative of benchmarking. Alternatively, revise this section consistent with prior comment 26.

Audited Financial Statements for the Six Months Ended December 31, 2009 and Year Ended June 30, 2009 and 2008

Consolidated Statements of Changes in Stockholders' Deficit for the six months ended December 31, 2009, Years ended June 30, 2009, 2008 and Combined Consolidated Statement of Changes in Stockholder's Equity for the year ended June 30, 2007

6. We note from your response to our prior comment 31 that the nature of the adjustment to equity of $80.2 million represents an adjustment to fair value of net assets acquired and liabilities assumed of amounts not previously owned by investment funds affiliated with Ripplewood as well as the historical carrying amounts owned by investment funds affiliated with Ripplewood in the WRC Media merger and Direct Holdings stock acquisition. However, we do not believe that your response adequately addressed our prior comment. Please explain to us in detail how the $80.2 million equity adjustment was calculated or determined and indicate what portion of this amount relates to an adjustment to fair value of net assets acquired and liabilities assumed of amounts not previously owned by investment funds affiliated with Ripplewood and what portion relates to the historical carrying amounts owned by investment funds affiliated with Ripplewood. As part of your response, you should also explain how this equity adjustment relates to the amounts reflected in the purchase price allocation included in Note 3. We may have further comment upon review of your response.

Notes to the Financial Statements

Note 3. Entities Under Common Control, page F-22

7. We note from your response to our prior comment 35 that the value of common stock and preferred stock issued as consideration in the WRC Media and Direct Holdings purchases was determined using both cash consideration received from third parties in exchange for common and preferred shares at the date of the acquisition transaction and valuations prepared at the time of the transactions. In light of the fact that you appear to have had third party cash transactions for both the common and preferred stock at the time of the acquisitions, please tell us why you needed to also use management prepared valuations to determine the value of the stock. As part of your response, please tell us how much the calculated value of the stock differed from the cash prices at the time of acquisition. Also, please tell us and disclose the significant assumptions used in the management valuations. We may have further comment upon review of your response.

Note 23. Equity Compensation Plans, page F-54

8. We note from your response to our prior comment 37 that you estimated the market value of your common stock at each respective grant date based on a combination of income

and market approaches and you engaged a third party valuation firm to prepare an analysis to assist in your assessment of fair value of common stock. However, we do not believe that your response and revised disclosure adequately respond to our comment. For each transaction since the Acquisition in 2007, in which you granted stock options, RSA's and RSU's, please clearly explain to us and disclose in the notes to the financial statements, the method and the significant assumptions used to estimate the market value of the common stock. Also, please tell us and disclose in your notes, the amount of any discount applied to reflect a lack of marketability and explain how this marketability discount was calculated or determined. We may have further comment upon review of your response.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2009

– General

9. We note from your response to our prior comment 38 that you believe you have revised the Registration Statement as requested. However, we do not believe that the requested disclosures have been included in your notes to the financial statements. As previously requested, please revise the notes to the financial statements to include the disclosures required by ASC 820-10-50 for any assets or liabilities valued at fair value on a non-recurring basis, such as the intangible assets impaired during the period ended September 30, 2010. These disclosures include:
    a. The fair value measurements recorded during the period and the reasons for the measurements
    b. The level within the fair value hierarchy in which the fair value measurements in their entirety fall, segregating fair value measurements using any of the following:
        1. Quoted prices in active markets for identical assets or liabilities (Level 1)
        2. Significant other observable inputs (Level 2)
        3. Significant unobservable inputs (Level 3).
    c. For fair value measurements using significant unobservable inputs (Level 3), a description of the inputs and the information used to develop the inputs
    d. The inputs and valuation technique(s) used to measure fair value and a discussion of changes, if any, in the valuation technique(s) and related inputs used to measure similar assets and/or liabilities in prior periods.

Note 3. Fresh Start Accounting, page F-109

10. We note from your response to our prior comment 41 and revised disclosure in Note 3 that you have revised to disclose the types of intangible assets that were adjusted to fair value and the methods used to determine that fair value. However, we do not believe that your response and revised disclosure adequately addresses our previous comment. As previously requested, please revise your disclosure in Note 3 to disclose the amounts of the fair value adjustments that were made for each type of intangible asset.

Footnote (k), page F-113

11. We note from your response to our prior comment 47 and the revised disclosure in footnote (k) that there are $112.3 million of reorganization related liabilities included in the calculation of Successor Company goodwill. Please tell us and revise your disclosure to indicate where this amount is included on the balance sheet as of February 19, 2010.

Note 16. Equity-Based Compensation, page F-137

12. We note from your response to our prior comment 55 that you have not included a control premium and you have applied a discount to the concluded equity value in determining the equity stock price of $17.42. As previously requested, please reconcile the fair value of the Company's common shares as determined on the basis of this analysis with the valuation of the shares issued as part of the reorganization proceedings in February 2010 and explain in detail the facts and circumstances responsible for any differences. As part of your response, please disclose the discount used in determining the stock price of $17.42 and explain in detail how this discount was determined. We may have further comment upon review of your response.

Other

13. Please include a currently dated consent of your independent public accountant in any future amendments.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3301 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (212) 492-0309
        Raphael M. Russo, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP